UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)
GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Emmanuel Roman
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200
with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Emmanuel Roman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,804,202 shares1 2 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		350,162 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

180,400 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,162 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% of outstanding shares of Common Stock[3] (See Item 5)

14	TYPE OF REPORTING PERSON

IN

1   Includes 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Roman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares.
2   Includes an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Mr. Roman may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares, except for the 350,162 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.
3   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”) and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.1%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Roman GLG Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,332,136 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,332,136 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

OO

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. The Roman GLG Trust may be deemed to have beneficial ownership of these shares. The Roman GLG Trust disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants, and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., a wholly owned subsidiary of the Roman GLG Trust. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.2%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey A. Robins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,332,136 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,332,136 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

IN

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, may be deemed to have beneficial ownership of these shares. Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants, and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.2%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jackson Holding Services Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,332,136 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,332,136 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO

1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Jackson Holding Services Inc. may be deemed to have beneficial ownership of these shares. Jackson Holding Services Inc. is wholly owned by Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, and disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants, and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentage would be 6.2%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	11 Pages
Item 1. Security and Issuer.
     This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D dated November 13, 2007, as amended to date (the “Schedule 13D”), jointly filed by Emmanuel Roman, the Roman GLG Trust, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust (the “Roman Trustee”) and Jackson Holding Services Inc. (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”), (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock, and (5) warrants to purchase shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 7 is being filed to report the withdrawal of Martin E. Franklin as a member of the Voting Agreement on May 16, 2010 with immediate effect and update Item 4 below. Unless otherwise defined in this Amendment No. 7, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On May 16, 2010, the Reporting Persons, together with Noam Gottesman, the Trustee of the Gottesman GLG Trust, Pierre Lagrange, the Trustee of the Lagrange GLG Trust and Point Pleasant Ventures Ltd. (collectively, the “Principals”) determined to sell all of their shares of Common Stock and Exchangeable Securities in connection with the proposed acquisition of the Company by Man Group plc (“Man”). Such proposed acquisition is contemplated to occur through two concurrent transactions: a cash merger (the “Merger”) under an Agreement and Plan of Merger dated as of May 17, 2010 (the “Merger Agreement”) among Man, Escalator Sub 1 Inc. (“Merger Sub”) and the Company; and a share exchange under a Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man, the Principals and Sage Summit LP and Lavender Heights Capital LP (collectively, the “Selling Stockholders”). On May 16, 2010, the Special Committee of the Board recommended to the Board of the Company approval of, and the Board approved, the Merger and the Merger Agreement. In addition, the Special Committee approved the waiver of all transfer restrictions under the GLG Shareholders Agreement dated as of June 22, 2007, by and among the Company, the Selling Stockholders and the other stockholders of the Company party thereto. Following the receipt of such waiver from the Board, the Principals entered into the Share Exchange Agreement pursuant to which the Selling Stockholders will exchange their shares of Common Stock (after exchanging the Exchangeable Securities for shares of Common Stock) for ordinary shares of Man at an exchange ratio of 1.0856 ordinary shares per share of Common Stock, subject to a cap described below. The consummation of the transactions contemplated by the Share Exchange Agreement is conditioned on the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement. In the Merger, outstanding shares of the Company’s common stock (other than the shares subject to the Share Exchange Agreement) will be converted into $4.50 in cash. The exchange ratio represents a value of $3.50 per share of the Company subject to the Share Exchange Agreement based on the closing prices of the Company Common Stock and Man ordinary shares on May 14, 2010. The share exchange is subject to a cap on the value of Man ordinary shares to be received of $4.25 per GLG share.
     Under the Share Exchange Agreement, each of the individual Principals is expected to enter into an employment agreement with Man or a subsidiary of Man. Concurrently with the execution and delivery of the Share Exchange Agreement, the Selling Stockholders also entered into the Voting and Support Agreement dated as of May 17, 2010 (the “Voting and Support Agreement”) with Man and Merger Sub pursuant to which the Selling Stockholders have agreed, among

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	11 Pages
other things, to vote their voting securities of the Company in favor of the Merger and the other transactions contemplated by the Merger Agreement.
     Also on May 16, 2010, pursuant to Section 4 of the Voting Agreement, the Voting Block (as defined in the Voting Agreement), of which the Reporting Persons are members, elected to exercise its right to require the other parties to the Voting Agreement to sell all of their Voting Stock in a Drag Transaction (as defined in the Voting Agreement).
     Copies of the Share Exchange Agreement and the Voting and Support Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference into this Item 4. The descriptions of the Share Exchange Agreement and the Voting and Support Agreement are qualified in their entirety by reference to the copies of the Share Exchange Agreement and the Voting and Support Agreement.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
     (a) As a result of the terms of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 159,623,802 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.19% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the parties to the Voting Agreement). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.
     As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:
     Emmanuel Roman
(i)	Amount beneficially owned: 350,162 shares

(ii)	Percent of class: 0.1% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

[1]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including
Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage for Mr. Roman would be 0.1%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	11 Pages
(b)	Shared power to vote or direct the vote: 159,804,202 shares (consisting of (1) 159,623,802 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and (2) 90,200 shares and 90,200 warrants held by certain investment funds managed by GLG Partners LP)[2] [3]

(c)	Sole power to dispose or direct the disposition: 350,162 shares

(d)	Shared power to dispose or direct the disposition: 180,400 shares (consisting of 90,200 shares and 90,200 warrants) [3]
     Roman GLG Trust
(i)	Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(ii)	Percent of class: 7.7% of outstanding shares of Common Stock[4]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)[5]

[2]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Mr. Roman may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares, except for the 350,162 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

[3]	The 90,200 shares and 90,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Roman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Roman disclaims beneficial ownership of these shares.

[4]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants, and includes as outstanding shares 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 1,344,086 shares of Common Stock issuable upon conversion of $5 million aggregate principal amount of the Notes held by Jackson Holding Services Inc., the percentages for the Roman GLG Trust, the Roman Trustee and Jackson Holding Services Inc. would be 6.2%.

[5]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. The Roman GLG Trust may be deemed to have beneficial ownership of these shares. The

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	11 Pages
(b)	Sole power to dispose or direct the disposition: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(c)	Shared power to dispose or direct the disposition: -0-
     Jeffrey A. Robins
(i)	Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(ii)	Percent of class: 7.7% of outstanding shares of Common Stock[4]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)[6]

(c)	Sole power to dispose or direct the disposition: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(d)	Shared power to dispose or direct the disposition: -0-
     Jackson Holding Services Inc.
(i)	Amount beneficially owned: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(ii)	Percent of class: 7.7% of outstanding shares of Common Stock[4]

Roman GLG Trust disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

[6]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Mr. Robins, in his capacity as trustee of the Roman GLG Trust, may be deemed to have beneficial ownership of these shares. Mr. Robins, in his capacity as trustee of the Roman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	10	of	11 Pages
(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)[7]

(c)	Sole power to dispose or direct the disposition: 19,332,136 shares (consisting of (1) 17,988,050 shares of Common Stock and (2) $5 million aggregate principal amount of the Notes, which are convertible into 1,344,086 shares of Common Stock, held by Jackson Holding Services Inc.)

(d)	Shared power to dispose or direct the disposition: -0-

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended to add the following information under the heading “Voting Agreement”:
     On May 16, 2010, Martin E. Franklin, a director of the Company, provided written notice of his election to withdraw from the Voting Agreement to the other parties to the Voting Agreement with immediate effect and the parties waived the application of the 30 day notice period.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Agreement and Plan of Merger dated as of May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and GLG Partners, Inc.

Exhibit 2.	Share Exchange Agreement dated as of May 17, 2010 by and among Man Group plc, the Reporting Persons and the other stockholders of the Company party thereto.

Exhibit 3.	Voting and Support Agreement dated as of May 17, 2010 by and among Man Group plc, the Reporting Persons and the other stockholders of the Company party thereto.

Exhibit 4.	Notice of Withdrawal from the Voting Agreement dated as of May 16, 2010 from Martin E. Franklin to the other Stockholder Parties thereto.

Exhibit 5.	Drag Notice dated May 16, 2010.

Exhibit 6.	Waiver dated May 17, 2010.

[7]	The 159,623,802 shares are held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Jackson Holding Services Inc. may be deemed to have beneficial ownership of these shares. Jackson Holding Services Inc. is wholly owned by the Roman GLG Trust and disclaims beneficial ownership of these shares, except for the 19,332,136 shares reported in (i) above.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	11	of	11 Pages
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact for Emmanuel Roman

/s/ Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the
Roman GLG Trust

/s/ Jeffrey A. Robins
Jeffrey A. Robins

Jackson Holding Services Inc.

	By:	/s/ Jeffrey A. Robins
		Name:	Jeffrey A. Robins
		Title:	President and Secretary